UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

Open Props Inc.

(formerly YouNow, Inc.)

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11018

Delaware	45-1775277
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1485 Fifth Avenue, #25D New York, New York	10035
(Address of principal executive offices)	(Zip Code)

(302) 658-7581

Registrant’s telephone number, including area code

Props Tokens

(Title of each class of securities issued pursuant to Regulation A)

YouNow, Inc. and Subsidiaries(1)

Consolidated Financial Statements

June 30, 2020 and 2019

(1)	On August 17, 2020, the Company changed its name from YouNow, Inc. to Open Props Inc., all references to YouNow should be understood to mean Open Props Inc. See Note 1 in the Notes to the Consolidated Financial Statements.

Item 3. Financial Statements

YouNow, Inc. and Subsidiaries

i

YouNow, Inc. and Subsidiaries

Consolidated Balance Sheets

	June 30, 2020	December 31, 2019
	(Unaudited)
ASSETS
Current assets
Cash (Note 2)	$1,257,402	$2,111,756
Accounts receivable, net (Note 2)	23,347	202,584
Prepaid expenses and other assets (Note 2)	288,866	299,749
Total current assets	1,569,615	2,614,089

Restricted receivables (Note 5)	-	430,721
Property and equipment (Note 2)	94	50,350
Intangible assets, net (Notes 2 and 4)	563,209	1,461,616
Total non-current assets	563,303	1,942,687
Total assets	$2,132,918	$4,556,776

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$154,342	$1,393,120
Line of credit (Note 5)	-	430,721
Token development obligations (Notes 2 and 6)	3,533,909	1,870,301
Notes payable, current (Note 7)	112,669	112,669
Total current liabilities	3,800,920	3,806,811
Notes payable, non-current (Note 7)	101,197	-
Total liabilities	3,902,117	3,806,811

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock, $0.001 par value - 139,189,499 shares authorized as of June 30, 2020 and December 31, 2019, respectively; 94,162,313 shares issued and 92,921,369 shares outstanding as of June 30, 2020; 94,095,230 shares issued and 92,854,286 outstanding as of December 31, 2019 (Note 8)	92,921	92,854
Treasury stock, at cost, 1,240,944 shares	(3,904,010)	(3,904,010)
Additional paid-in capital	35,668,510	35,628,138
Accumulated deficit	(33,635,010)	(31,075,407)
Accumulated other comprehensive income	8,390	8,390
Total stockholders’ equity (deficit)	(1,769,199)	749,965
Total liabilities and stockholders’ equity (deficit)	$2,132,918	$4,556,776

The accompanying notes are an integral part of these unaudited consolidated financial statements.

YouNow, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Six Months Ended June 30, 2020 and 2019

	June 30,	June 30,
	2020	2019
	Unaudited
Revenues:
Digital goods (Notes 2, 3 and 13)	$1,435,004	$3,144,909
Total revenues	1,435,004	3,144,909

Operating expenses
Cost of revenue	944,830	1,846,678
Research and development	1,823,943	2,718,624
Sales and marketing	218,715	985,160
General and administrative	1,160,726	2,499,969
Total operating expenses	4,148,214	8,050,431
Loss from operations	(2,713,210)	(4,905,522)

Other income
Token development income (Note 6)	1,243,142	16,725,015
Gain from the sale of DPAs	-	690,833
Gain from the distribution of tokens (Note 11)	134,568	828,327
Gain from delivery of Props on YouNow	2,266,033	-
Rental income	-	80,000
Interest and other, net	-	24,297
Total other income	3,643,743	18,348,472
Other expense
Loss on sale of fixed assets	-	(302)
Advisor token expense	(134,568)	(828,327)
YouNow App token expense	(2,266,033)	-
Token offering expense	-	(1,473,473)
Interest expense	(28,331)	-
Loss on sale of the YouNow App	(1,048,384)	-
Total other expense	(3,477,316)	(2,302,102)
(Loss) gain before provision for income taxes	(2,546,783)	11,140,848
Provision for income taxes (Note 2)	12,820	56,141
Net (loss) income	$(2,559,603)	$11,084,707

The accompanying notes are an integral part of these unaudited consolidated financial statements.

YouNow, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the six months ended June 30, 2020

							Accumulated
							other	Total
					Additional		comprehensive	stockholders’
	Common stock		Treasury stock		paid-in	Accumulated	income	equity
	Shares	Amount	Shares	Amount	capital	Deficit	(loss)	(deficit)
Balance at January 1, 2020	92,854,286	$92,854	(1,240,944)	$(3,904,010)	$35,628,138	$(31,075,407)	$8,390	$749,965
Exercise of stock options	67,083	67	-	-	3,390	-	-	3,457
Stock-based compensation expense	-	-	-	-	36,982	-	-	36,982
Net loss	-	-	-	-	-	(2,559,603)	-	(2,559,603)
Balance at June 30, 2020	92,921,369	$92,921	(1,240,944)	$(3,904,010)	$35,668,510	$(33,635,010)	$8,390	$(1,769,199)

For the six months ended June 30, 2019

	Convertible preferred stock		Common stock		Treasury stock		Additional paid-in	Accumulated	Accumulated other comprehensive income	Total stockholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	(loss)	(deficit)
Balance at January 1, 2019	22,151,167	$22,151	6,044,768	$6,044	(1,240,944)	$(3,904,010)	$35,189,735	$(42,733,611)	$8,390	$(11,411,301)
Conversion of convertible preferred stock to common stock	(22,151,167)	(22,151)	86,785,518	86,786	-	-	(64,635)	-	-	-
Exercise of stock options	-	-	24,000	24	-	-	5,016	-	-	5,040
Stock-based compensation expense	-	-	-	-	-	-	319,023	-	-	319,023
Net income	-	-	-	-	-	-	-	11,084,707	-	11,084,707
Balance at June 30, 2019	-	$-	92,854,286	$92,854	(1,240,944)	$(3,904,010)	$35,449,139	$(31,648,904)	$8,390	$(2,531)

The accompanying notes are an integral part of this unaudited consolidated financial statement.

YouNow, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2020 and 2019

	June 30,	June 30,
	2020	2019
Cash flows from operating activities
Net (loss) income	$(2,559,603)	$11,084,707
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Loss on sale of YouNow App	1,048,384	-
Gain on token delivery	(2,266,033)	-
Token expense	2,266,033	-
Depreciation and amortization	60,427	188,329
Stock compensation expense	36,982	319,023
Loss on sale of property and equipment	-	302
Changes in operating assets and liabilities
Decrease in accounts receivable	179,237	21,779
Decrease in prepaid expenses and other assets	10,883	615,975
Decrease in restricted receivable	430,721	-
(Decrease)/increase in accounts payable and accrued expenses	(1,134,678)	1,010,267
Increase/(decrease) in token obligations	1,126,108	(16,322,815)
Net cash used in operating activities	(801,539)	(3,082,433)

Cash flows from investing activities
Proceeds from the sale of the YouNow App	273,347	-
Proceeds from the sale of property and equipment	-	4,246
Purchase of property and equipment	(95)	(3,358)
Net cash provided by investing activities	273,252	888

Cash flows from financing activities
Repayment of line of credit	(430,721)	-
Proceeds from note payable	101,197	-
Principal payments on notes payable, net	-	(738,678)
Proceeds from exercise of stock options	3,457	5,040
Net cash used in financing activities	(326,067)	(733,638)

Net decrease in cash	(854,354)	(3,815,183)
Cash, beginning of period	2,111,756	7,181,920
Cash, end of period	$1,257,402	$3,366,737
Supplemental disclosure for cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$12,820	$56,141

The accompanying notes are an integral part of these unaudited consolidated financial statements.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

Note 1 Organization

YouNow, Inc., a Delaware Corporation, was incorporated on April 18, 2011 under the name Bnow. Inc. On November 19, 2012, the name was changed to YouNow, Inc. On August 17, 2020, the Company changed its name from YouNow, Inc. to Open Props Inc., all references to YouNow should be understood to mean Open Props Inc. YouNow Inc.’s wholly-owned subsidiaries include YouNow Research and Development Ltd, an Israeli company, incorporated on September 29, 2014; SwitchRTC Ltd, an Israeli company acquired on December 24, 2017; YouNow Services, LLC, a Delaware company formed on December 4, 2017, majority owned by YouNow, Inc. until December 5, 2018 when YouNow Inc. acquired its remaining membership interest; The Props Foundation Public Benefit Corporation, a Delaware company incorporated on September 20, 2018; and Algo International Holdings Corporation, a Panamanian company formed on April 15, 2020, collectively referred to as the “Company.”

The Company was incorporated to provide live video streaming service to broadcasters through the Company’s website and on mobile platforms such as Apple’s IOS and Google’s Android operating systems. The Company generated revenue through the sale of digital goods purchased by users to support the Company’s broadcasters and through advertising sales. The Company was based in New York, New York and has two international offices in Israel.

In November 2017, the Company launched a token pre-sale offering of rights to acquire Props, the Company’s Ethereum-based ERC-20 token that powers user participation in digital media in the Props Network. Props are hosted on the Ethereum blockchain and serve as the base token for applications within the ecosystem, granting users access to features and content and signal status within the community.

In March 2019, the Props Live Video App began interacting with the Ethereum blockchain and the Props Tokens when the Company enabled basic functionality of Props Tokens in the Props Live Video App. Basic functionality entails linking a user’s electronic wallet containing Props Tokens to the user’s Props Live Video App account to provide the user with functionality on the Props Network. As described in Note 4, the Company sold certain assets relating to and including the Company’s Props Live Video App on February 26, 2020 and no longer derives revenue from the sale of digital goods.

On July 11, 2019, the Securities and Exchange Commission qualified the Company’s offering statement to distribute Props Tokens in a public offering pursuant to Tier 2 of Regulation A. The Company was qualified to offer and sell up to 133,000,000 Props Tokens in a primary distribution that will reward users of its apps for in-app activities including contributing content and attention to those apps; as one-time discretionary grants to users of the Props Live Video App; or to reward administration of its own blockchain. The Props Foundation Public Benefit Corporation was qualified to offer and sell up to 45,000,000 Props Tokens in a secondary distribution that it will grant to persons developing key apps or otherwise contributing to network development efforts.

In April, 2020, the Company offered Props Tokens for sale to certain investors (the “April 2020 Private Placements”) at a price of $0.07 per token in reliance of the exemption offered by Regulation D ( “Regulation D”) of the Securities Act of 1933, as amended (the “Securities Act”). Only persons meeting the definition of “accredited investors” under the Securities Act were allowed to purchase in the April 2020 Private Placements. In addition to receiving Props Tokens, each investor in the April 2020 Private Placements received warrants to purchase an additional number of Props Tokens, equal to up to 30% of the number of Props Tokens initially purchased, at an exercise price of $0.07 per Props Token. The warrants are non-transferable and expire one year after the date on which the Props Tokens were purchased.

Note 2 Summary of Significant Accounting Policies

(A)	Basis of Presentation and Consolidation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Therefore, these financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended December 31, 2019, which were included in the Company’s Form 1-K and filed with the SEC on June 15, 2020. The results of operations for any interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

The consolidated financial statements for the six months ended June 30, 2020 and 2019 include the accounts of YouNow, Inc. and its wholly-owned subsidiaries as defined in Note 1. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

(B)	Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could vary from the estimates that were used.

(C)	Revenue Recognition

In accordance with Accounting Standards Update (“ASU”) 2016-08, Principal versus Agent Considerations (Topic 606) (Reporting Revenue Gross versus Net), the Company evaluates its agreements with mobile platforms to determine whether the Company is acting as the principal or as an agent in the sales of digital goods to determine if revenue should be reported gross or net. The key indicators that the Company used for such determination includes 1) the terms and conditions of the Company’s contract with the mobile platforms 2) the party responsible for determining the type, category, and quantity of methods to generate revenue 3) whether the Company is paid a fixed percentage of the arrangement for each transaction 4) the party which sets the pricing with the end-user and has the credit risk and 5) the party responsible for the fulfillment of the digital goods. Based on the evaluation of the key indicators, the Company has determined that it is acting as the principal to the digital goods purchaser.

For revenue earned through mobile platforms, the transaction price is equal to the gross amount the Company charges to each digital goods purchaser. The related mobile platform and payment processing fees are recorded as cost of revenue in the period incurred.

The Company derived revenue from the sale of digital goods purchased by users to support the Company’s broadcasters through the date of the sale of the YouNow App in February 2020. The revenue was split between the Company and popular broadcasters based on an agreed upon arrangement. The digital goods were available for purchase through the Company’s website, PayPal, Braintree, or through mobile platforms, such as Apple’s iTunes and Google Play. As described in Note 3, the Company sold certain assets relating to and including the Company’s Props Live Video App on February 26, 2020 and no longer derives revenue from the sale of digital goods.

Subsequent to February 26, 2020, the Company’s revenue will be derived from the sale of Props Tokens. The Company will recognize revenue when Props Tokens are sold and the purchaser has taken delivery of the Props Tokens.

(D)	Token Development Agreements

The Company entered into token development agreements under Simple Agreements for Future Tokens (“SAFT”) as discussed in Note 6. The Company accounts for its token development agreements as research and development arrangements under ASC 730-20, Research and Development Arrangements. The Company believes that, under the SAFTs, the research and development services it was obliged to provide were limited to the creation of the Company’s Rize platform, a live video app for the Props Network, and the creation and delivery of a functional token. The completion of these research and development services principally required the creation of the Token Code (an ERC-20 “smart contract”); building the distribution mechanism for Props Tokens, including a mechanism for effecting any vesting under SAFTs; developing the Rize app, including basic “wallet” functionality in the Rize app and merging it into the Props Live Video App; and building Props-specific exclusive features in the Props Live Video App. In October 2018, the Rize app was integrated with the Props Live Video App (also known as the YouNow Live Video App).

Pursuant to ASC 730-20, the Company recorded a liability for amounts received from SAFT purchasers that are refundable pursuant to the terms of the SAFTs. Pursuant to the terms of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props Tokens upon an application launch, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of the Company, or the reaching of a termination date, as specified by amendments to the SAFTs dated March 4, 2018, set as twelve months after the amendment’s effective date as discussed in Note 6. If the SAFT terminated pursuant to the expiration of this deadline, the SAFT purchaser’s purchase amount was refundable. As a result, this liability was recorded as token development obligations on the Company’s consolidated balance sheets as of December 31, 2018. At all times prior to the issuance of the Props Tokens pursuant to the SAFTs, the Company recorded a liability equal to its repayment obligations.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

The Company has concluded that upon delivery of the Props Tokens to the SAFT purchaser in accordance with the SAFT, it has completed its services and has performed all of its research and development obligations owed to SAFT purchasers under the SAFTs. The Company released vested Props Tokens to certain SAFT purchasers on March 4, 2019, as discussed in Note 7. While the Company will continue to develop the functionality of the Props platform, it does not consider other activities associated with the Props Network to be part of the Company’s research and development obligations under the SAFTs, and it will have no remaining obligations under the SAFTs, including with respect to the further development of the network, the enhancement of the Props Tokens issued, or with respect to any refunds. The Company satisfied the token development obligation and recognized a reduction of the token development liability and token development income of $647,001 and $4,269,505 within other income (expense) in the Company’s consolidated statements of operations as of June 30, 2020 and 2019, respectively.

The Company did not recognize token development income related to SAFT sales proceeds received from SAFT purchasers who have not yet provided the Company with an electronic wallet address as required by the SAFTs. At June 30, 2020 and December 31, 2019, the Company had a remaining Token development obligation of $130,000 and $777,001, respectively, related to undistributed SAFT Tokens.

The Company fulfilled its contractual obligations under each SAFT by delivering the tokens to the SAFT purchaser’s electronic wallets, except in cases in which the SAFT purchaser has not yet provided the Company with an electronic wallet address, as the SAFT purchaser is required to do by the terms of the SAFT. The Company has no intention of refunding the SAFT purchase amount under any circumstances and, as a result, the Company believes there are no surrounding conditions under which they would be required to repay any of the SAFT purchase amounts.

Total research and development expenses incurred under the token development arrangements are included in research and development in the Company’s consolidated statements of operations for the six months ended June 30, 2020.

(E)	Props Tokens

The issuance of Props Tokens to any vendor, advisor, employees, consultants, user, App etc. will be expensed at the time that service is rendered or tokens are issued depending on the nature of the transaction. The use of Props Tokens to pay any vendor, advisor, employees, consultants, user, App, etc. is a non-monetary transaction under ASC 845, Nonmonetary Transactions, and will be accounted for at the estimated fair value per Props Token. Since the tokens have no carrying value in the consolidated financial statements, use of these tokens will result in a gain equal to the value of the tokens distributed.

(F)	Cash

The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and demand deposits with financial institutions. The Company maintains cash in several bank depository accounts, which at times may exceed Federal Deposit Insurance Corporation limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

(G)	Prepaid Expenses and Other Assets

The Company recognizes expenses in the period incurred. Payments made prior to the expense being incurred are recognized as prepaid expenses.

Other assets represent amounts due from certain financial intermediaries and security deposits.

(H)	Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets. The estimated useful life of computer equipment is 3 years.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

(I)	Intangible Assets Other than Goodwill

Digital assets such as Algo, Bitcoin and Ethereum are digital currencies (or cryptocurrencies) that are not fiat currencies (i.e. a currency that is backed by a central bank or a national, supra- national or quasi-national organization) and are not backed by hard assets or other credits. Digital currencies are not financial assets because they are not an ownership interest in a company, or a contract establishing a right or obligation to deliver or receive cash or another financial instrument. Since they lack physical substance, digital currencies are generally considered intangible assets. The current guidance in U.S. GAAP does not directly address the accounting for digital currencies.

Previously, the Company received two types of digital currencies, Bitcoins and Ethereum related to its token offering. During 2020, the Company has received an additional digital currency, Algo (See Note 6). The Company uses the equivalency rate of Algo, Bitcoins and Ethereum to USD based on a blended weighted average global exchange rate from public exchanges such as Coinbase.

The Company records its digital currencies as indefinite-lived intangible assets under ASC 350, Intangibles–Goodwill and Other. The intangible assets are recorded at cost and tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that they are impaired. A decline below cost in a quoted price on an exchange may be an event indicating that it is more likely than not that the digital currencies are impaired. As of June 30, 2020, and December 31, 2019, the Company’s carrying value on its digital currencies was $563,209 and $25,709, respectively. During the six months ended June 30, 2020 and 2019 the Company did not recognize an impairment loss on the digital currencies.

(J)	Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

The Company records a valuation allowance to reduce deferred tax assets to the estimated net amount that will be realized in future periods. The Company considers all expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. No such interest and penalties have been accrued as of June 30, 2020 or December 31, 2019.

The Company also incurs certain state minimum taxes and local income taxes.

(K)	Stock-Based Compensation

Under ASC 718, Compensation - Stock Compensation, the Company recognizes all stock-based compensation as an expense in the accompanying consolidated statements of operations. Estimated fair value of stock-based compensation awards are measured at the grant date using the Black-Scholes option pricing model. The Company records stock-based compensation expense on a ratable basis over the vesting term.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

Stock-based compensation expense is recorded net of estimated forfeitures so that expense is recorded for only those stock-based awards that the Company expects to vest. The Company estimates forfeitures based on our historical forfeiture of equity awards adjusted to reflect future changes in facts and circumstances, if any. The Company revises estimated forfeiture rate if actual forfeitures differ from initial estimates.

(L)	Research and Development

Research and development expenses are charged to operations as incurred. For the six months ended June 30, 2020 and 2019, the Company expensed $1,823,943 and $2,718,624, respectively, in research and development costs.

(M)	Cost of Revenue

Costs of revenue are expensed as incurred and consist of individually agreed upon broadcaster revenue sharing fees of $728,670 and $1,526,877 for the six months ended June 30, 2020 and 2019, respectively, and variable hosting and bandwidth costs of $216,160 and $319,801 for the six months ended June 30, 2020 and 2019, respectively.

(N)	Sales and Marketing

Sales and marketing costs are expensed as incurred and consist of marketing, public relations and talent management costs. For the six months ended June 30, 2020 and 2019, the Company expensed $218,715 and $985,160, respectively, in total sales and marketing costs.

(O)	General and Administrative

General and administrative expenses consist of professional fees, operating sublease, and other office expenses. For the six months ended June 30, 2020 and 2019, the Company expensed $1,160,726 and $2,499,969, respectively, in total sales and marketing costs.

(P)	Advertising Costs

Advertising costs are expensed as incurred. For the six months ended June 30, 2020 and 2019, the Company expensed $57,127 and $97,584, respectively in advertising costs, which is included in Sales and Marketing on the consolidated statements of operations.

(Q)	Foreign Currency Translation

The functional currency of the Subsidiaries are the local currency in which the Subsidiaries operate. Since the U.S. dollar is not the functional currency of all of its Subsidiaries, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in other income (expense), in the consolidated statements of operations. For its foreign subsidiaries where the functional currencies are the local currencies, the Company uses the period-end exchange rates to translate assets and liabilities, and the average exchange rates to translate revenues and expenses into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive income as a component of stockholders’ equity. For the six months ending June 30, 2020 and 2019 there was no adjustment for foreign currency translation as the Company’s foreign subsidiaries have no assets or liabilities.

(R)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity as disclosed in Note 13.

(S)	Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases on its balance sheet. The Company adopted this standard on January 1, 2019, and adoption had no impact on the Company’s financial statements, as the Company did not have any material leases at the time of adoption. The Company has elected the ‘package of practical expedients’ which permits entities to not reassess prior conclusions about lease identification, lease classification, initial direct costs and the treatment of land easements.  The Company also elected the short-term lease recognition exemption.

In December 2019, the FASB issued ASU 2019-12, Income Taxes - Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

(T)	Reclassifications

Certain reclassifications have been made to the 2019 consolidated financial statement presentation to correspond to the current year’s format. Total stockholders’ equity (deficit) and net loss are unchanged due to these reclassifications.

Note 3 Disposition of Props Live Video App

On February 26, 2020, the Company entered into an agreement with YouNow Media, LLC (the “Acquirer”) for the sale of certain assets relating to and including the Company’s Props Live Video App. The consideration included cash proceeds of $250,000, and the termination of the Company’s Secured Loan Agreement with a balance of $922,436. The Acquirer succeeded to the Secured Loan Agreement. The acquirer is not affiliated with the Company.

Pursuant to the February 26, 2020 asset sale agreement, commencing March 1, 2020 the Acquirer became the operator of the Company’s Props Live Video App and hired the Company’s employees whose functions primarily involved operation of the Props Live Video App. As of the same date, the Company and the Acquirer entered into a separate agreement to continue to operate the Props Live Video App as part of the Props Network and to continue to reward Props Live Video App users with the issuance of Props Tokens.

For the six months ended June 30, 2020 and 2019, the Company had revenue from the sale of digital goods of $1,435,004 and $3,144,909, respectively. As a result of the sale, the Company recognized a loss on the sale of the assets of $1,071,731 which was included in the results of the six months ended June 30, 2020.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

The Company concluded that the sale of the Props Live Video App does not qualify for discontinued operations presentation as it does not meet the definition of a component; the Company cannot clearly distinguish the operations and cash flows of the Props Live Video App, operationally and for financial reporting purposes, from the rest of the entity.

Note 4 Intangible Assets

As of June 30, 2020 and December 31, 2019, intangible assets consisted of the following:

	June 30, 2020	December 31, 2019
Developed technology (useful life 10 years)	$-	$1,946,599
Intellectual property	-	31,468
Total intangible assets before digital currencies	-	1,978,067
Accumulated Amortization	-	(542,160)
Total intangible assets before digital currencies, net	-	1,435,907

Digital currencies
Algo	537,500	-
Bitcoin	9,921	9,921
Ethereum	15,788	15,788
Total digital currencies	563,209	25,709
Total intangible assets, net	$563,209	$1,461,616

On December 4, 2017, the Company acquired the developed technology and commenced amortization using an accelerated method based on projected future cash flows. Amortization expense charged to operations was $52,788 and $155,498 during the six months ended June 30, 2020 and 2019, respectively. As part of the sale of the YouNow App (see Note 3), the Company transferred the intellectual property to the acquirer and there was no remaining carrying value as of June 30, 2020.

During the six months ended June 30, 2020, the Company obtained digital currencies with a value of $537,500. During the six months ended June 30, 2019, the Company did not purchase or sell any digital currencies.

During the six months ended June 30, 2020, the fair market value of the Company’s digital currencies on hand was in excess of its adjusted book value and no impairment losses were recognized during this period.

Note 5 Line of Credit

On December 9, 2019, the Company entered into a loan agreement (the “Secured Loan Agreement”) with an unaffiliated Lender to provide short-term advances up to $1,500,000 secured by the Company’s receivables from certain customers, with interest ranging from 1.5% to 1.95% per month, depending on the amount advanced. In addition, the Secured Loan Agreement provided that the Company would pay the Lender a .375% fee for all receivables collected by the Lender on behalf of the Company on which there are no outstanding advances. The loan was secured by a first priority interest and all rights to all accounts, (as defined), chattel paper, commercial tort claims, deposit accounts and cash, documents, equipment, and general intangibles. As of December 31, 2019, the Company had $430,721 of uncollected accounts receivables pledged to Lender and accordingly, has classified these uncollected receivables as restricted receivables on the Company’s consolidated balance sheet. The Secured Loan Agreement was due to mature on December 10, 2020. As of December 31, 2019, the loan payable was $430,721.

On February 26, 2020, the Secured Loan Agreement was terminated in connection with the Company’s sale of certain assets relating to and including the Company’s Props Live Video App.

Additionally, the Company issued outstanding warrants to a Bank to acquire up to 15,893 shares of common stock with a strike price of $3.146. The outstanding warrants were issued on February 26, 2016 and expire on February 26, 2026. There is no vesting period.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

Note 6 Token Delivery Obligations:

In November 2017, the Company launched a token pre-sale offering to raise cash and digital currency in exchange for the rights to acquire, if issued by the Company in the future, Props, the Company’s Ethereum-based ERC-20 token, through a SAFT with unaffiliated accredited purchasers. As described in Note 2, the Company accounts for SAFTs as research and development arrangements under ASC 730-20. In accordance with the SAFTs, the purchasers were issued rights to purchase a specific quantity of Props tokens equal to $22,975,679 during the token and network launch event. The SAFTs would terminate with the earlier of 1) the issuance of tokens to purchasers 2) the repayment to purchasers in a dissolution event (as defined) or 3) 90 days from the day the SAFTs were entered. The purchasers were not entitled to vote or receive dividends from the Company. The SAFTs are classified as current liabilities on the consolidated balance sheet. The undiscounted price per Props Token in the SAFT offering was $0.1369. A portion of the Props Tokens for certain SAFT purchasers were subject to vesting requirement due to the discounted pricing of the tokens with their early purchase of SAFT. The token vesting term ranged from 90 days to 455 days. On March 4, 2018, the SAFTs were amended to extend the termination date to twelve months after the SAFT’s effective date (as defined) and also provided purchasers the rights to additional bonus tokens as a result of the extension.

On March 4, 2019, the Company issued Props tokens to SAFT purchasers. For the six months ended June 30, 2020 and 2019, the Company recognized $1,243,142 and $16,725,015, respectively of token development income within other income in the Company’s consolidated statements of operations under ASC 730-20.

On May 10, 2019, and further amended on September 27, 2019, the Company entered into an agreement with Peerstream, Inc. (now known as Paltalk, Inc. “Paltalk”), a third-party developer, to facilitate the integration of two of their apps into the Props Network in exchange for the right to receive an initial grant of 3,000,000 Props Tokens. As a result, the Company has recognized a token development obligation of $410,700 as of December 31, 2019. During April 2020, the remaining milestones had been achieved and the Company granted 7,500,000 tokens to Paltalk and recognized a token delivery obligation of $1,026,750 for the six months ended June 30, 2020. These tokens are subject to a lock-up period and will be released from that required lock-up on May 5, 2021.

In April 2020, the Company closed the April 2020Private Placements of its Props tokens for sale to certain investors at a price of $0.07 per token in reliance of the exemption offered by Regulation D of the Securities Act of 1933, as amended. The Company raised $1,342,500 in cash and an additional fraction of that amount in the form of other consideration. Each investor received Props tokens as well as a warrant to purchase an additional number of Props tokens, equal to up to 30% of the number of Props tokens initially purchased at an exercise price of $0.07 per Prop token. The tokens are not transferrable for one year and the warrants are non-transferable and expire in one year. A total of 26,857,143 Props Tokens were sold in the April 2020 Private Placements, not inclusive of any Props Tokens that might be issued in connection with the exercise of any of the associated warrants.

As of June 30, 2020, and December 31, 2019, total outstanding token delivery obligations, net of refunds on the consolidated balance sheets were $3,533,909 and $1,870,301, respectively. The remaining token obligations as of June 30, 2020 are as follows:

	Token			Token
	Development			Development
	Obligations			Obligations
	Balance, January 1,	Additional	Tokens	Balance, June 30,
	2020	Grants	Delivered	2020
# of Tokens	19,445,312	34,357,143	13,985,122	39,817,333
$ Value	$1,870,301	$2,906,750	$1,243,142	$3,533,909

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

The token obligations as of June 30, 2020 breakdown by vesting term as follows:

					Remaining
					Token
				Remaining	Development
		Un-discounted	Discounted Price	Token	Obligations,
Vesting Term	Discount %	Price Per Token	Per Token	Delivery, 2020	net 2020
0 days	0%	$0.1369	$0.1369	3,060,525	418,233
365 days	20%	$0.1369	$0.0996	792,700	78,926
365 days	0%	$0.1369	$0.1369	7,500,000	1,026,750
366 days	0%	$0.0700	$0.0700	26,857,143	1,880,000
455 days	35%	$0.1369	$0.0809	1,606,965	130,000

Total				39,817,333	3,533,909

The token obligations as of December 31, 2019 breakdown by vesting term as follows:

					Remaining
					Token
				Remaining	Development
		Un-discounted	Discounted Price	Token	Obligations,
Vesting Term	Discount %	Price Per Token	Per Token	Delivery, 2019	net 2019
0 days	0%	$0.1369	$0.1369	60,525	7,533
365 days	20%	$0.1369	$0.0996	6,780,064	675,067
455 days	35%	$0.1369	$0.0809	9,604,723	777,001
455 days	0%	$0.1369	$0.1369	3,000,000	410,700

Total				19,445,312	1,870,301

During the six months ended June 30, 2020 and 2019 the Company incurred $0 and $1,473,474, respectively, of costs associated with the token offering and securities filing.

Note 7 Notes Payable

(A)	In December 2017, the Company entered into Debt Payable by Assets agreements (the “DPA Agreements”), with various unaffiliated lenders (the “Lenders”) for a borrowing of $952,742. During 2018, the Company entered into DPA Agreements for an additional borrowing of $117,258. In accordance with the DPA Agreements, repayments were to be made in the forms of Props tokens or cash contingent upon the Company’s ownership control of the tokens. The number of Props tokens issued pursuant to the DPA Agreements is determined by the loan amount divided by $0.1369, the undiscounted price per token. Repayment in Props tokens will incur interest of 20% during the first two years of the loan. The value of the tokens with respect to any partial or full satisfaction of the DPA Agreements will be based on an undiscounted price equal to the price offered to the general public on the first public sale of the tokens. Repayment in cash prior to the second anniversary of the loan will incur no interest. Repayment in cash after the second anniversary of the loan will incur interest of 1.5% per annum. The loan matures on the third anniversary of the DPA Agreements. The Lenders are not entitled to vote or to receive dividends from the Company.

In March 2018, the Company offered the Lenders an option of a cash payment in rescission of their DPA Agreements or alternatively, an incremental 10% bonus on the number of Props tokens each Lender was entitled to receive in aggregate pursuant to the terms of the DPA Agreements. During the six months ended June 30, 2020 and 2019, the Company repaid $0 and $39,116, respectively, to Lenders in U.S. dollars.

As of June 30, 2020, the Props Tokens related to the DPA Agreement’s have been issued and delivered or will be delivered pending the receipt of an electronic wallet address from Lenders. As of December 31, 2019, 998,603 Props Tokens remain undelivered to Lenders. As of June 30, 2020 and December 31, 2019, the Company has reserved 998,603 Props Tokens, respectively, to be utilized for repayment of the outstanding DPAs of $112,669, respectively.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

(B)	On May 5, 2020, the Company received a Paycheck Protection Program (“PPP”) loan pursuant to the Coronavirus Aid, Relief and Economic Security Act (the “CARES” Act) in the amount of $101,197. In accordance with the CARES Act, the Company will use the proceeds from the PPP loan primarily for payroll costs. The PPP loans are scheduled to mature on May 5, 2022 and bear a fixed interest rate of 1%. The promissory note evidencing the PPP loans contains customary events of default relating to, among other things, payment defaults and provisions of the promissory note. The loans may be forgiven, in part or whole, if the proceeds are used to retain and pay employees and for other qualifying expenditures. The Company expects that the full proceeds of the PPP loans will be eligible for forgiveness.

Note 8 Stockholders’ Equity (Deficit)

On April 18, 2011, the Certificate of Incorporation authorized 5 million shares of common stock with $0.001 par value. On June 9, 2011, the Restated Certificate of Incorporation authorized 13 million shares of common stock with $0.001 par value and 3 million shares of Series A convertible preferred stock with $0.001 par value. The Certificate of Incorporation was amended and restated on March 12, 2012, July 29, 2014, July 23, 2015, August 12, 2015 and August 1, 2018, which increased the number of authorized shares of common stock and Series A convertible preferred stock. Additionally, the amendments authorized the issuance of Series A-1, Series A-2, Series B and Series B-1 convertible preferred stock. Series A, Series A-1, Series A-2, Series B and Series B-1 convertible preferred stock are collectively referred to as “Convertible Preferred Stock” in the accompanying consolidated financial statements.

Further, on August 1, 2018, in the amended and restated Certificate of Incorporation, the Company increased the total number of authorized shares of common stock and Convertible Preferred Stock to 34,118,794 and 22,151,167, respectively.

Further, on April 5, 2019, the Company amended and restated its certificate of incorporation to provide that the total number of shares of all classes of stock which the Company has authority to issue is 139,189,499 shares, all of which shall be designated as common stock, par value $0.001 per share. Previously, the Company’s certificate of incorporation had provided for certain classes of preferred stock, which were all converted to common stock pursuant to a Preferred Stock Conversion Agreement (the “Conversion Agreement”), filed contemporaneously with the Company’s amended and restated certificate of incorporation. Pursuant to the terms of the Conversion Agreement, all issued and outstanding preferred stock was converted into common stock on April 5, 2019.

As of June 30, 2020 and December 31, 2019, 94,162,313 and 94,095,230 shares of common stock were issued, and 92,921,369 and 92,854,286 shares of common stock were outstanding, respectively.

Note 9 Stock-Based Compensation

In 2011, the Company adopted the 2011 Stock Option and Grant Plan (the “Plan”) pursuant to which the Company’s board of directors may grant stock options to employees, directors, and non-employees. During 2015, the Company adopted an addendum to the Plan to grant stock options to employees, directors, and non-employees of its subsidiaries. According to the Plan as of June 30, 2020 and December 31, 2019, the maximum number of shares of common stock that were authorized to be issued under the Plan was 50,900,000.

The stock options related to employees generally vest over four years with 25% vesting after one year and the remainder vesting monthly thereafter over 36 months. The options have a contractual term of 10 years. The Company records stock-based compensation on a ratable basis over the vesting term.

Since the stock options of the Company are not publicly traded and the stock options are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the stock option is based on U.S. Treasury rates with respect to the expected term of the stock option. The stock-based compensation is recorded net of estimated forfeitures. The Company estimates the forfeiture rate based on historical forfeitures of stock-based awards and adjusts the rate to reflect changes in facts and circumstances, if any.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

The following table presents the weighted-average grant date fair value of stock options and the related assumptions used to estimate the fair value in the consolidated financial statements for the six months ended June 30, 2020 and 2019:

	June 30, 2020	June 30, 2019
Expected terms (years)	-	5.42
Risk-free interest rates	-	2.39%
Expected volatility	-	43.43%
Dividend yield	-	0.00%
Weighted-average estimated fair value of options granted during the year	$-	$0.02

There were no options granted during the six months ended June 30, 2020.

As of June 30, 2020, total unrecognized stock-based compensation expense of $72,174 is expected to be recognized over a weighted-average recognition period of approximately 1.45 years.

As of June 30, 2019, total unrecognized stock-based compensation expense of $719,937 is expected to be recognized over a weighted-average recognition period of approximately 2.35 years.

The following table shows stock option activity for the six months ended June 30, 2020:

	Stock options	Weighted Average Exercise Price	Weighted Average Contractual Terms (in years)	Aggregate Intrinsic Value
Balance at January 1, 2020	40,487,766	$0.43	8.97	$7,430
Granted	-	-	-	-
Exercised	(67,083)	$0.05
Forfeited / Expired	(10,753,916)	$0.06
Balance at June 30, 2020	29,666,767	$0.06	7.03	7,430

Exercisable options	25,873,813	$0.06	6.79	7,430
Vested and expected to vest	3,449,654	$0.05	8.66	-

For the six months ended June 30, 2020 and 2019, the Company recognized stock-based compensation expense of $36,982 and $319,023, respectively.

Note 10 Operating Lease

On July 1, 2019, the Company leased commercial office space under an operating sublease, which expired on June 30, 2020 and requires monthly rental payments plus escalation charges. The Company has not recorded a lease liability or right-of-use asset for this lease as it qualifies for the short-term lease exception.

Rent expense charged to operations for the six months ended June 30, 2020 and 2019 was $84,562 and $807,316, respectively.

Note 11 Commitments and Contingencies

(A)	Litigation

From time-to-time, the Company is involved in legal actions and claims, which arise in the ordinary course of business. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

On May 20, 2015, a user or the Props Livestreaming app, a former broadcaster filed a $10 million lawsuit against the Company with the Supreme Court of the State of New York. The plaintiff alleged the Company improperly terminated their broadcaster status due to an on-air altercation, which led to defamation, business disparagement, trade libel and breach of contract. The Company filed a motion to dismiss the action. On April 10, 2018, the Court granted the motion and dismissed the complaint with prejudice. The plaintiff filed a notice of appeal challenging the dismissal. The deadlines associated with the appeal expired, and this matter has been fully resolved through the dismissal.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

(B)	Tokens

The Company has various agreements with unaffiliated individuals and companies who provide blockchain and marketing advisory services in exchange for Props tokens. The Props tokens are generally subject to a vesting schedule ranging between zero and two years and timed to match the provision of the service. As of June 30, 2020, and December 31, 2019, the Company reserved 1,865,709 Props Tokens to be issued for the advisory services, which will be recorded at estimated fair value. In accordance with ASC 720, Other Expenses, the Company will recognize the related expenses when incurred. During the six months ended June 30, 2020 and 2019, the Company incurred $134,568 and 828,327 of advisor related expenses, respectively.

(C)	Paltalk Agreement

In May 2019, the Company entered into an agreement with a third-party developer, which was amended in September 2019 and January 2020, to facilitate the integration of two of its apps into the Props Network. This agreement provides for the grant of rights to receive Props Tokens upon the achievement of certain milestones described in the agreement, including the execution of the agreement and mutual public announcement of the agreement, and the integration of the apps. According to the terms of this agreement, as amended, in aggregate, the Third Party Developer could earn the right to receive up to 10,500,000 Props Tokens upon the achievement of these milestones, and additional 1,000,000 Props Tokens if the milestones were all reached prior to April 30, 2020.

During the year ended December 31, 2019, the Company recognized a token delivery obligation of $410,700 for the issuance of the initial 3,000,000 tokens. During April 2020, the remaining milestones had been achieved and the Company granted 7,500,000 tokens to Paltalk and recognized a token delivery obligation of $1,026,750 for the six months ended June 30, 2020. These tokens are subject to a lock-up period and will be released from that required lock-up on May 5, 2021. The Company recognized research and development expenses from the distribution of tokens of $1,026,750 and $0 for the six months ended June 30, 2020 and 2019, respectively, related to the payments of tokens under this agreement.

The Company has no further obligations under this agreement.

(D)	Migration Agreement

In April 2020, the Company entered into an agreement with a third party to migrate a portion of its Pending Props token functions to another blockchain. This migration was completed in August 2020. As a result of the migration, the Company received token compensation valued, as of June 30th, 2020 at $23,347. The Company is also entitled to receive additional tokens with an estimated fair value of approximately $210,000 at June 30, 2020, which will be delivered in three installments at July 31, 2020 and six and twelve months following the completion of the project, should the Company continue to use the third party blockchain.

Note 12 Fair Value

In accordance with ASC No. 820, Fair Value Measurements and Disclosures (“ASC 820”), the Company uses various inputs to measure fair value on a non-recurring basis. ASC No. 820 also establishes a hierarchy categorizing inputs into three levels used to measure and disclose fair value. The hierarchy gives the highest priority to quoted prices available in active markets and the lowest priority to unobservable inputs. An explanation of each level in the hierarchy is described below:

Level 1 – Unadjusted quoted prices in active markets for identical instruments that are accessible by the Company on the measurement date

Level 2 – Quoted prices in markets that are not active or inputs which are either directly or indirectly observable

Level 3 – Unobservable inputs for the instrument requiring the development of assumptions by the Company

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

Impairments of digital assets are non-recurring fair value measurements. The fair value of Algo, Bitcoin and Ethereum is determined using quoted prices on an active exchange, based on a principal market analysis in accordance with ASC 820.  The Company views a decline in the quoted price to be an indicator of impairment.  Each acquisition of Algo, Bitcoin and Ethereum is considered a separate unit of account; the Company tracks the cost of each unit of Algo, Bitcoin and Ethereum when received or purchased to use when performing impairment testing and recording dispositions either through sale or exchange.

The Company issues Props Tokens to vendors in exchange for services.  In addition, the Company has distributed Props Tokens without compensation to potential network users to encourage use of the YouNow network. These transactions are non-monetary transactions accounted for at fair value. In valuing Props Tokens issued in exchange for services for the six-months ended June 30, 2020 and 2019, the Company generally relied on the issue prices of the Props tokens in its Regulation D offerings that took place in 2019 (a Level 2 measurement).  The Company concluded that the estimated fair value of Props tokens issued or distributed in the six-month period ended June 30, 2020 is a Level 2 measurement.

When Props tokens are issued or distributed under the circumstances described above, the Company recognizes an expense equal to the estimated fair value of the Props tokens (the Company has not generally issued tokens in exchange for goods), and a corresponding gain as the tokens have no carrying value in the Company’s financial statements, as they were acquired as part of the Company’s network development activities at no cost.  As such, the estimated fair value of the Props tokens has not had an effect on the Company’s net income for the six months ended June 30, 2020 and 2019.

Note 13 Concentration of Risk

A significant portion of the Company’s revenue was generated from users who accessed the Company’s app through Apple iTunes and Google Play. As of December 31, 2019, 55.9% and 39.4% of the Company’s accounts receivable were amounts due from Apple iTunes and Google Play, respectively. As a result of the sale of the YouNow App, there is no concentration of revenue at June 30, 2020.

Note 14 Risks and Uncertainties

(A)	Digital Currencies

Digital currencies represent a material portion of the Company’s total assets and are subject to rapid increases and decreases in value and extreme price volatility, which could result in significant losses. Subsequent to the balance sheet date, the value of the digital currencies have fluctuated due to market conditions.

(B)	Unfulfilled Token Delivery Obligations

On March 4, 2019, the Company distributed vested Props Tokens to all SAFT purchasers who provided electronic wallet confirmations. As of June 30, 2020, the Company had $397,558 of unissued Props Tokens related to unconfirmed electronic wallets of SAFT purchasers and unvested token grants.

Note 15 Going Concern Uncertainty

The Company incurred losses from operations of approximately $2.6 million and also had operating cash outflows of approximately $0.8 million for the six months ended June 30, 2020. As of June 30, 2020, the Company had approximately $1.3 million of cash available and liquid digital currency assets of $0.7 million.

The Company’s current rate of cash outflows described above raises substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements if no additional sources of capital are secured. However, there can be no assurance that the Company will be successful in achieving its objectives.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

YouNow, Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

The impact of the coronavirus (“COVID-19”) outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position, cash flows and ability to secure additional sources of capital may be materially adversely affected.

Note 16 Subsequent Events

Management has evaluated subsequent events through September 28, 2020. Management is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements other than as disclosed in Note 1 and the following:

The Company liquidated 1,400,000 digital currencies in August 2020. Total proceeds from the liquidation were approximately $991,300 and the Company will record a gain on the liquidation of approximately $740,000.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 28, 2020.

OPEN PROPS INC.

By:	/s/ Adi Sideman
Name:	Adi Sideman
Title:	President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Adi Sideman	President, Chief Executive Officer and Director	September 28, 2020
Adi Sideman	(Principal Executive Officer, Principal Accounting Officer, and Principal Financial Officer)